Exhibit 4.6

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

This Management’s Discussion and Analysis (“MD&A”) of VERSES AI Inc. (“Company” or “VERSES”) is for the three months ended June 30, 2024, and is prepared by management using information available as of August 14, 2024. The Company’s fiscal year end is March 31. The three months ended June 30, 2024, is referred to as “Q1 2025”, and the three months ended on June 30, 2023 is referred to as “Q1 2024”. This MD&A should be read in conjunction with the condensed consolidated interim financial statements of the Company for the three months ended June 30, 2024 and the Company’s audited consolidated financial statements for the year ended March 31, 2024, and the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

This MD&A complements and supplements, but does not form part of, the Company’s condensed consolidated interim financial statements. This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company’s exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language.

This MD&A is prepared in conformity with National Instrument (“NI”) 51-102F1 Management’s Discussion & Analysis.

All dollar amounts referred to in this MD&A are expressed in United States dollars unless otherwise indicated.

DISCLAIMER FOR FORWARD LOOKING STATEMENTS

This following MD&A contains “forward-looking statements” (also referred to as “forward-looking information”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipate will or may occur in the future, including statements about the anticipated impact of the operations of the Company, as well as the benefits expected to result from capital expenditures, potential management contracts for ongoing services, and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, among other things, statements relating to the GeniusTM beta program and the Company’s future objectives and plans.

There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this MD&A. Although the Company believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are based on a number of assumptions of management, including, without limitation: that the GeniusTM beta program will proceed as planned and that the Company will be able to operate and advance its business objectives as currently anticipated.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include but are not limited to risks related to: failure to launch the GeniusTM beta program as anticipated, or at all; general business operations; sales assumptions; limited operating history; development of the Company’s brand; competition; need for continued improvement; intellectual property issues; interactive digital media; potential liability claims; litigation; insurance; economic downturns; currency; key personnel; conflicts of interest; changes in general applicable laws; compliance with advertising laws and regulations; foreign operations; no guaranteed return on investment; dilution; fluctuation of share price; access to capital; internal controls; accounting policies; and other factors beyond the control of the Company. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks as more particularly described under “Risk Factors.” Although the Company attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

BUSINESS OVERVIEW

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on November 19, 2020, under the name Chromos Capital Corp. On June 17, 2021, the Company changed its name to Verses Technologies Inc. and on June 21, 2021, the Company entered into a Contribution Agreement with Verses Technologies USA, Inc. (formerly Verses Labs Inc.) (“VTU”) pursuant to which VTU’s shareholders exchanged all of the outstanding shares for Class A Subordinate Voting Shares (“Subordinate Voting Shares”) of the Company (the “VTU Transaction”). Upon closing of the VTU Transaction on July 20, 2021, VTU became a wholly owned subsidiary of the Company, the shareholders of VTU held the majority of the Company’s outstanding Subordinate Voting Shares, all of the Company’s business was conducted through VTU and the management of VTU became the Company’s management.

On March 31, 2023, the Company changed its name to VERSES AI Inc.

VERSES is a cognitive computing company specializing in next generation intelligence systems. The Company is primarily focused on developing Genius™, an intelligence-as-a-service smart software platform, which has absorbed the Company’s previous KOSM™ and KOSM Exchange products.

The Company’s business is based on the vision of the “Spatial Web” – an open, hyper-connected, context-aware, governance-based network of humans, machines and intelligent agents. The Company’s ambition is to build tools that enable the Spatial Web and to become a leader in the transition from the information age to the intelligence age.

Overview of GeniusTM

Generative Artificial Intelligence (“AI”) models like GPT and DALL-E-2 excel at producing written and visual content by predicting the next statistically most likely word or pixel based on “correlations” and patterns found in enormous training data sets. While some outputs might suggest some spark of intelligence, mathematically, such generative AI models simply mimic the input data on which they were trained, including the biases therein, without genuine understanding or reasoning. Further, there are ethical concerns around, among other things, the predisposition of such technology for potentially generating misinformation, bias inherent in the training data and the likelihood of intellectual property infringement used in training data without consent or remuneration. The Company believes it will take more than increasing the volume of training data sets to create intelligent software that can reason, plan and learn.

VERSES is developing Genius as its flagship product, with the intention that it will generate intelligent agents (“Genius Agents”), that are each expected to function as a “digital brain” by transforming data into interoperable knowledge model (“Genius Core”) on which to infer the “causality” and hidden states that generate the data they observe. This causal modeling or “inference” mechanism is being built on Active Inference, a framework based on the Free Energy Principle.

In conventional computing, storage and compute are independent components and the sequential data transfer between the two is massively inefficient in both time and energy. In the human brain, neurons function as both memory and processor and, being interconnected, process information in parallel. Genius Core and Genius Agents are being designed to function like integrated memory and processor. Consequently, Genius Agents and Genius Core are not separate products but rather integral parts of Genius.

2

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

Genius is not fully operational or widely available in the market, as it is currently in the development/testing stage.

The Company launched a private beta program of Genius (including Genius Agents and Genius Core) in early 2024 with ten partners, all of whom the Company had an existing business relationship with. The Company has launched the public beta program for a broader number of developers for the second half of 2024. This public beta program is expected to include enhanced functionalities and is intended to help the Company increase its potential customer base, while refining its product offerings in anticipation of the full launch of Genius.

Genius Agents

Genius Agents are intended to read from and write to HSML knowledge models to reason, plan and learn. Much like a real assistant, Genius Agents are being designed to solve complex problems based on context, intent, requirements, and restrictions. The more context (such as location, schedule, weather, history, preferences, goals, available resources) that a Genius Agent has, the more hyper-personalized the results and recommendations it can provide. Genius Agents are being designed to adapt to dynamically changing conditions and collaborate with other agents which is essential for evolving from automatic, to automated, to autonomous, and ultimately, to autonomic self-organizing systems.

Genius Agents are being designed to be able to perform other highly context-dependent and multi-step decisions in a professional capacity such as aggregating information from multiple sources into a unified report with charts, graphs, summaries, and suggested action items. For instance, a Genius Agent is being designed to be able to ingest a number of unstructured pdfs. research papers and generate an HSML knowledge graph mapping all authors, university attributions, bibliographical references, external citations, diagrams, formulas, and other content to answer complex questions – the answers to which are not explicit and must be inferred.

Genius Core

Genius Core is being developed to actively manage, organize, and store data, while transforming it into strategic, actionable insights. Data structures such as document-oriented databases, knowledge graphs, and vector databases offer different solutions for data storage and retrieval, each having unique strengths and weaknesses. Genius Core is being designed as a unique search, recommendation, and knowledge engine that is intended to combine the benefits of all three types (document, graph, and vector) by transforming structured and unstructured data into a unified hyperspatial knowledge model that is expected to be uniquely suited to serve as memory for AI systems which need to represent complex multidimensional relationships. In Genius Core, entities and their relationships are being modeled in HSML and queried via HSQL.

Business Model

The Company intends to market Genius to developers as a Software-as-a-Service (SaaS) for making their applications smarter, safer and more sustainable. We anticipate offering subscription tiers priced based on usage and pricing will be informed by various performance metrics gathered during the beta program.

3

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

Highlights - Q1 2025 and Subsequent Events

On April 18, April 29 and May 16, 2024, the Company completed three tranches of a private placement offering (the “2024 Special Warrant Financing”) of 10,000,000 special warrants (the “2024 Special Warrants”) at an issue price of CAD$1.00 per 2024 Special Warrant for aggregate gross proceeds of CAD$10,000,000. Each 2024 Special Warrant shall convert into one unit (a “2024 Special Warrant Unit”) upon the earlier of: (i) the Company obtaining a receipt from the applicable securities commission(s) in Canada for the final prospectus qualifying the distribution of the Units to be issued upon exercise or deemed exercise of the Special Warrants; and (ii) the date that is four months and a day after date of issuance of the Special Warrants. Each 2024 Special Warrant Unit is comprised of one Subordinate Voting Share, and one-half of one Subordinate Voting Share purchase warrants (each whole warrant, a “2024 SW Unit Warrant”). Each 2024 SW Unit Warrant shall be exercisable into one Subordinate Voting Share at a price of CAD$1.50 per share for a period of 24 months from the date of issue of the 2024 SW Unit Warrants. In connection with the 2024 Special Warrant Financing, the Company paid to eligible finders: (i) CAD$317,286 in cash finder fees; and (ii) 316,536 finder warrants (the “2024 Finder Warrants), with each 2024 Finder Warrant exercisable into a unit of the Company (a “2024 Finder Unit”) for a period of two years from the date of issuance thereof. Each 2024 Finder Unit consists of a Subordinate Voting Share and one half of a Subordinate Voting Share purchase warrant (each whole warrant, a “2024 Finder Unit Warrant”). Each 2024 Finder Unit Warrant is exercisable into a Subordinate Voting Share at a price of CAD$1.50 for a period of two years from the date of issue of the 2024 Finder Unit Warrants.

On May 30, 2024, 10,000,000 Class B Proportionate Voting Shares were converted into 62,500,000 Subordinated Voting Shares.

On June 20, 2024, Group 42 Holding Ltd (“G42”), through Expansion Project Technologies Holding 9 SPV RSC Ltd (EPTH) (“G42 SPV”), invested $10,000,000 in the Company via a private placement (the “G42 Financing”) of unsecured convertible units of the Company (a “G42 Unit”). Each G42 Unit consists of: (i) CAD$1,000 in principal amount of unsecured convertible debentures (“G42 Convertible Debentures”); and (ii) 500 detachable Subordinate Voting Share purchase warrants (“G42 Warrants”). The G42 Convertible Debentures bear interest at a rate of 10% per annum and mature on June 20, 2026 (the “G42 Debenture Maturity Date”). The principal amount of the G42 Convertible Debentures, together with all accrued interest, shall be convertible, for no additional consideration, on the earliest to occur of: (A) the date on which the Company completes an equity financing, in one or more tranches, for aggregate gross proceeds of at least CAD$15,000,000 at a price per Subordinate Voting Share of not less than CAD$1.00; (B) the date on which G42 elects to convert the G42 Convertible Debentures, and (C) G42 Debenture Maturity Date. In the event of a conversion of the Convertible Debentures: (i) on the G42 Debenture Maturity Date or at the election of G42, the convertible amount under the G42 Convertible Debentures shall be converted into such number of Subordinate Voting Shares as is equal to the convertible amount divided by CAD$1.20 per share; and (ii) in connection with an equity financing, the convertible amount shall be converted into such number of Subordinate Voting Shares as is equal to the convertible amount divided by the issue price per share sold pursuant to the equity financing, multiplied by 80%, provided that, in no event shall such conversion price be greater than CAD$1.20. Each G42 Warrant will be exercisable into one Subordinate Voting Share at a price of CAD$1.50 per share until June 20, 2027, subject to acceleration

In connection with the G42 Financing, G42 was granted 1,000,000 restricted stock units of Verses (“RSUs”), each vested RSU to be settled through the issuance of one Subordinate Voting Share. The RSUs will vest in installments of 10,000 RSUs for every C$100,000 of revenue derived by the Company from such commercial agreements. The Company also granted G42 SPV the right to be the lead investor and invest up to an additional $90,000,000 in a subsequent private placement of securities of the Company to raise aggregate gross proceeds of up to $350,000,000 at an anticipated post-money valuation of $3,500,000,000, subject to a 25% discount to be received by G42.

On July 2, 2024, the Company appointed James Hendrickson as Chief Operating Officer. Mr. Hendrickson was previously the General Manager of VERSES Enterprise.

4

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

On August 14, 2024, the Company announced that third party logistics company NRI USA, LLC (“NRI”) will be upgrading to the GENIUS Beta program. Due to the change of platform and the structure of the GENIUS offering, the existing SaaS contract dated August 25, 2021 has been voided by both parties and no further obligations are required on behalf of either party in respect of the SaaS contract. The two companies intend to enter into a new contract for GENIUS on terms being negotiated by the parties.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table presents selected financial information for each of the last eight quarters.

	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
	$	$	$	$
Revenue	-	587,862	544,536	558,814
Net comprehensive profit (loss)	(10,487,104)	(15,668,551)	(14,900,263)	(8,172,299)
Loss per class A subordinate voting shares - basic and diluted	(0.07)	(0.11)	(0.10)	(0.06)
Loss per class B proportionate voting shares - basic and diluted	$ Nil	(0.66)	(0.64)	(0.37)
Total assets	13,550,293	5,699,640	11,400,490	17,965,967
Working capital (deficit)	(9,320,085)	(7,270,243)	7,206,302	15,120,282

	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
	$	$	$	$
Revenue	275,519	392,492	560,546	278,547
Net comprehensive profit (loss)	(8,150,603)	(5,240,776)	(4,571,356)	(4,860,559)
Loss per class A subordinate voting shares - basic and diluted	(0.07)	(0.04)	(0.04)	(0.04)
Loss per class B proportionate voting shares - basic and diluted	(0.41)	(0.28)	(0.25)	(0.25)
Total assets	11,215,601	8,640,747	8,010,329	12,157,910
Working capital (deficit)	1,665,651	640,853	4,544,825	8,680,727

During the quarter ending September 30, 2022, the Company recorded revenues of $278,547 and net comprehensive loss of $4,860,559, mainly due to investments in research and development of $1,518,954.

During the quarter ending December 31, 2022, the Company recorded revenues of $560,546 and net comprehensive loss of $4,571,356, mainly due to investments in research and development of $1,498,736.

During the quarter ended March 31, 2023, the Company recorded net comprehensive loss of $5,240,776, which is $669,420 higher than the net comprehensive loss recorded in the quarter ending December 31, 2023, due to lower grant income and revenue ($383,723), and higher interest expenses from the convertible debenture ($101,918).

5

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

During the quarter ended June 30, 2023, the Company recorded net comprehensive loss of $8,150,603, which is $2,909,827 higher than the net comprehensive loss recorded in the quarter ending March 31, 2023, due higher marketing expenses ($942,011), share-based payments from the revaluation of the options and broker warrants ($615,394), investor relations expenses ($465,535), and research and development expenses ($414,746).

During the quarter ended September 30, 2023, the Company recorded total assets of $17,965,967 which is $6,750,366 higher than previous quarter mainly due to new fundraising in July 2023. The increase of total assets combined with the conversion of the convertible debentures resulted in a higher working capital, which is $13,454,631 higher than in the previous quarter.

During the quarter ended December 31, 2023, the Company recorded a net comprehensive loss of $14,900,263 which is $6,715,864 higher than previous quarter mainly due to the grant of stock options to employees and strategic consultants which resulted in a rise in share-based compensation to $6,267,643.

During the quarter ended March 31, 2024, the Company recorded a net comprehensive loss of $15,668,551 which is $768,288 higher than previous quarter mainly due a provision for legal settlement regarding an arbitration award against VTU for $6,307,258 which was partially offset by a lower share based payment expense of $5,650,560.

During the quarter ended June 30, 2024, the Company recorded a net comprehensive loss of $10,487,104 which is $5,181,447 lower than previous quarter mainly due a provision for legal settlement regarding an arbitration award against VTU for $6,307,258 recorded in the last quarter. The difference was partially offset by the provision for contract settlement of $1,252,076 recorded in June 2024.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table sets forth selected financial information for Q1 2025 and Q1 2024, which has been derived from the condensed consolidated interim financial statements and accompanying notes, in each case prepared in accordance with IFRS. The following discussion should be read in conjunction with the condensed consolidated interim financial statements, and it may not be indicative of the Company’s future performance.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2024

	Q1 2025		Q1 2024
Total revenue		$-	$275,519
Loss from Continuing Operations		(10,301,074)	(7,716,474)
Loss from Continuing Operations Per Class A Subordinate Voting Shares - Basic and Diluted		(0.07)	(0.06)
Loss from Continuing Operations Per Class B Proportionate Voting Shares - Basic and Diluted	$	Nil	(0.39)
Net Comprehensive loss		(10,487,104)	(8,150,603)
Loss Per Class A Subordinate Voting Shares - Basic and Diluted		(0.07)	(0.07)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted	$	Nil	(0.41)
Total assets		13,550,293	11,215,601
Total liabilities		$21,728,019	$9,360,459

6

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

The following table provides an overview of the financial results in Q1 2025 as compared to Q1 2024:

	Q1 2025	Q1 2024
Revenue	$-	$275,519
Cost of revenue	-	(269,070)
	-	6,449
Expenses:
Accounting fees	149,881	114,637
Consulting fees	1,456,201	834,798
Depreciation	46,050	60,810
Investor relations	265,417	622,449
Legal fees	437,914	348,588
Management fees	25,126	-
Marketing	906,081	1,442,622
Office and general	432,266	347,953
Personnel expenses	853,708	691,366
Provision for contract settlement	1,252,076	-
Rent	35,338	2,220
Research and development	4,095,152	1,981,374
Share based payments	221,500	1,046,212
Travel and meals	124,364	229,894
	10,301,074	7,722,923
Other items:
Interest expense	(71,318)	(286,200)
Accretion expense	(42,026)	(167,829)
Other income	14,823	32,000
NET LOSS	$(10,399,595)	$(8,138,503)

DISCUSSIONS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2024

VERSES recorded a net loss of $10,399,595 in Q1 2025, which is $2,261,092 higher than the loss of $8,138,503 in Q1 2024, mainly attributed to increases in research and development ($2,113,778) and provision for contract settlement ($1,252,076).

Revenues

During Q1 2025, the Company’s revenue was $Nil, a decrease of $275,519 compared to $275,519 recorded in Q1 2024 due to the early termination of the Company’s SaaS project.

For the quarter ended	Q1 2025	Q1 2024	Change
Recognized at a point in time	$-	$-	$-
Recognized over the duration of contracts	-	275,519	(275,519)
Total Revenue	$-	$275,519	$(275,519)

7

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

Cost of revenue

The Company incurred $Nil in cost of revenue during Q1 2025, a decrease of $269,070 when compared to $269,070 recorded in Q1 2024. The reduction is attributed to the early termination of the Company’s SaaS project.

Expenses

Expenses increased $2,578,151 from $7,722,923 in Q1 2024 to $10,301,074 in Q1 2025. The changes in expenses were attributable to the following items:

For the period ended	Q1 2025	Q1 2024	Change
Accounting fees	$149,881	$114,637	$35,244
Consulting fees	1,456,201	834,798	621,403
Depreciation	46,050	60,810	(14,760)
Investor relations	265,417	622,449	(357,032)
Legal fees	437,914	348,588	89,326
Management fees	25,126	-	25,126
Marketing	906,081	1,442,622	(536,541)
Office and general	432,266	347,953	84,313
Personnel expenses	853,708	691,366	162,342
Provision for contract settlement	1,252,076	-	1,252,076
Rent	35,338	2,220	33,118
Research and development	4,095,152	1,981,374	2,113,778
Share based payments	221,500	1,046,212	(824,712)
Travel and meals	124,364	229,894	(105,530)
Total operating expenses	$10,301,074	$7,722,923	$2,578,151

●	Consulting fees increase of $621,403 is related to higher fees paid to the Company’s financial advisor ($579,069), which was partially offset by lower business development costs ($30,296) and European grant consulting team ($24,766). Other general consulting expenses increased by $97,396 when compared to the previous year.

●	The investor relations decrease of $357,032 is mostly attributed to lower expenditure in the corporate and business strategy ($120,354), public relations to provide the Company a profile and visibility in the investment community ($103,407), and investor relations programs ($79,535), and sponsored advertising ($53,736)

●	Legal fees increased by $89,326 when compared to the previous year mainly due to litigation expenses related to an arbitration award.

●	The decrease of $536,541 in Marketing is mostly related to lower investments in digital marketing services ($303,741), video production ($100,000), and spatial web adoption services ($42,000). Other general marketing activities represented a reduction of $90,800.

●	The increase of $1,252,076 in provision for contract settlement relates to the early termination of the existing SaaS contract with its customer. As a result, the Company has not recognized any revenues related to SaaS services in the current quarter, and has recorded a provision for the contract settlement for $1,252,076.

8

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

●	Research and development (“R&D”) increased by $2,113,778 as the Company increased the size of the team to focus on development of its products. R&D is compounded by payroll, payroll benefits, payroll taxes, independent contractors, and hosting related costs.

●	Share based compensation decreased by $824,712 due to the modification of broker warrants completed in Q1 2024 ($440,604), lower valuation of the restricted stock units granted to the employees and strategic consultants of the Company ($314,247), and a lower accrual of the graded vesting of stock options granted to employees and strategic consultants of the Company ($69,861).

Other items

During Q1 2025, other items amounted to an expense of $98,521 which is a decrease of $323,508 from an expense of $422,029 during Q1 2024. The changes in other items were impacted by the following items:

For the period ended	Q1 2025	Q1 2024	Change
Interest expense	$(71,318)	$(286,200)	$214,882
Accretion expense	(42,026)	(167,829)	125,803
Other income	14,823	32,000	(17,177)
Total other items	$(98,521)	$(422,029)	$323,508

●	Interest expense decrease relates to the interest accrual of the convertible debentures.

●	Accretion expense attributable to convertible debenture.

●	Other income of $(14,823) consisted of interest income from interest-bearing accounts.

LIQUIDITY AND CAPITAL RESOURCES

For the period ended	June 30, 2024	June 30, 2023	Change
Cash used in operating activities	$(7,011,707)	$(6,246,864)	$(764,843)
Cash used in investing activities	(186,227)	(200,938)	14,711
Cash provided (used in) financing activities	16,191,542	8,280,990	7,910,552
Foreign exchange effect on cash	(87,509)	(12,100)	(75,409)
Net change in cash during the period	$8,906,099	$1,821,088	$7,085,011

Cash used in operating activities is comprised of net loss, add-back of non-cash expenses, and net change in non-cash working capital items. Cash used in operating activities increased to $7,011,707 in the period ended June 30, 2024 from $6,246,864 in the period ended June 30, 2023. The increase is attributed to the higher loss adjusted by items not involving cash in the period ended June 30, 2024 ($2,195,466).

The increase in financing activities is due to net proceeds from the issuance of convertible debentures ($10,000,000) and issuance of special warrants ($6,240,700). New financings were partially offset by the repayment of promissory notes ($2,000,000) and lower exercise of warrants and options ($6,364,084).

The Company has historically raised sufficient funds to carry out its growth plans, in part, on the continuation of its agreements and investor support. The Company will continue to rely on such support to generate sufficient amounts of cash and cash equivalents to maintain capacity, satisfy short and long term capital requirements, and meet planned growth objectives. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions and its success with its strategic collaborations. Any quoted market for the Company’s shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating new revenues, cash flows or earnings. The general working capital requirements are explained in the Use of Proceeds From Previous Financings section.

9

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

The Company’s ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs. The necessity that the Company raise sufficient funds to carry out its growth plans are conditional, in part, on the continuation of its agreements and investor support. The material uncertainty raised by these events and conditions may cast substantial doubt about the Company’s ability to continue as a going concern. The Company’s financial statements do not give effect to any adjustments, which would be necessary should the Company be unable to continue as a going concern. In such circumstances, the Company would be required to realize its assets and discharge its liabilities outside of the normal course of business, and the amounts realized could differ materially from those reflected in the accompanying condensed consolidated interim financial statements.

The Company’s condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred losses since inception and has not yet achieved profitable operations. The Company has been relying on debt and equity financing to fund its operation in the past. While the Company has been successful in securing financing to date, there can be no assurances that it will be able to do so in the future. As noted in the report of our independent public accountants for our financial statements for the year ended March 31, 2024, the aforementioned factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that such audited annual financial statements were issued.

Historically, the Company has used net proceeds from issuances of debt and equity to provide sufficient funds to meet its near-term asset development plans and other contractual obligations when due. Management plans to fund operations of the Company with its current working capital and through additional equity and/or debt financings. Management believes that this plan provides an opportunity for the Company to continue as a going concern.

In view of these matters, continuation as a going concern is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to, meets its financial requirements, raise additional capital, and the success of its future operations.

The Company’s long-term capital requirements may vary materially from those currently planned and will depend on many factors, including the rate of net sales growth, the timing and extent of spending on research and development efforts and other growth initiatives, the expansion of sales and marketing activities, the timing of new products, and overall economic conditions. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions and its success with its strategic collaborations. Any quoted market for the Subordinate Voting Shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating new revenues, cash flows or earnings. The sale of additional equity would result in additional dilution to the Company’s shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that may restrict our operations. There can be no assurances that we will be able to raise additional capital on terms that are attractive to us or at all. The inability to raise capital would adversely affect our ability to achieve our business objectives.

10

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

COMMITMENTS

The Company has an obligation to pay royalties to Cyberlab, LLC (a company owned by a director and officer). Cyberlab shall be entitled to receive a share of the gross revenue derived from the sales, licensing and other commercial activities involving Spatial Domain Names, pursuant to the following schedule:

●	Years 1 through 10 of the Spatial Domain Program: Cyberlab shall be entitled to Five Percent (5%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Five Percent (95%) to allocate between itself and other Spatial Domain Program stakeholders (e.g. registries, registrars, etc.) as it sees fit.
●	Years 11 through 14 of the Spatial Domain Program: Cyberlab shall be entitled to retain Four Percent (4%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Six Percent (96%).
●	Years 15 through 17 of the Spatial Domain Program: Cyberlab shall be entitled to retain Three Percent (3%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Seven Percent (97%).
●	Years 18 and 19 of the Spatial Domain Program: Cyberlab shall be entitled to retain Two Percent (2%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Eight Percent (98%).
●	Years 20 through 25 of the Spatial Domain Program: Cyberlab shall be entitled to retain One Percent (1%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Nine Percent (99%).

As of June 30, 2024, no amounts are payable under the royalties agreement.

The Company is obligated to grant stock options (“Options”), deferred share units (“DSU”), or restricted stock units (“RSU”) to qualifying consultants and employees based on their respective contracts, to be determined at grant date based on the market price of the Company’s shares. As at June 30, 2024 the outstanding commitment balance is 8,580,300 (March 31, 2024 – 8,965,855) to be granted as options, RSUs or DSUs.

The Company has also entered into severance agreements with executives of the Company. In the case of involuntary termination or a change in control, the executives are entitled to a monetary payment equal to 12 month’s worth of base salary, continuation for 12 months of medical and dental insurance, and immediate, accelerated vesting of all stock options, equity, and related compensation.

OUTSTANDING SHARE CAPITAL

As at	The date of this MD&A	June 30, 2024
Shares issued to Class A Subordinate Voting Share shareholders	151,840,452	151,095,452

OUTSTANDING WARRANTS

As at		The date of this MD&A	June 30, 2024
Warrants	(Note 1)	1,250,000	1,250,000
Warrants	(Note 2)	28,117,289	28,662,289
Special Warrants	(Note 3)	10,000,000	10,000,000
		39,367,289	39,912,289

Notes:

(1)	Assumed from VHI - each warrant entitles the holder thereof to acquire one Subordinate Voting Share of the Company for a price of CAD$0.40 per Subordinate Voting Share until April 15, 2026.

11

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

(2)	- 1,151,892 finder’s warrants issued are exercisable at CAD$0.80 into one Subordinate Voting Share and one-half share purchase warrant, where each full warrant is exercisable at CAD $1.20 into one Subordinate Voting Share.

- 108,233 finder’s warrants are exercisable at CAD$1.20 into one Subordinate Voting Share.

- 9,464,717 warrants are exercisable at CAD$1.00 into one Subordinate Voting Share.

- 211,662 warrants are exercisable at CAD$1.20 into one Subordinate Voting Share.

- 1,544,918 finder’s warrants are exercisable at CAD$1.00 into one Subordinate Voting Share and one-half share purchase warrant, where each full warrant is exercisable at CAD $1.20 into one Subordinate Voting Share.

- 7,956,740 warrants are exercisable at CAD$2.55 into one Subordinate Voting Share.

- 789,127 finder’s special warrants exercisable at CAD$2.05 into one Subordinate Voting Share and one-half share purchase warrant, where each full warrant is exercisable at CAD $2.55 into one Subordinate Voting Share.

-6,890,000 warrants are exercisable at CAD$1.50 into one Subordinate Voting Share.

(3)	Details for the 2024 Special Warrant Financing can be found in the Highlights - Q1 2025 section.

OUTSTANDING STOCK OPTIONS

As at		The date of this MD&A	June 30, 2024
Stock options	(Note 1)	18,075,505	13,961,805

Note:

(1)	- 2,800,000 stock options are exercisable at CAD$0.80 into one Subordinate Voting Share.

- 665,000 stock options are exercisable at CAD$1.00 into one Subordinate Voting Share.

- 100,000 stock options are exercisable at CAD$1.65 into one Subordinate Voting Share.

- 10,009,305 stock options are exercisable at CAD$1.35 into one Subordinate Voting Share.

- 4,248,700 stock options are exercisable at CAD$1.07 into one Subordinate Voting Share.

- 252,500 stock options are exercisable at CAD$1.14 into one Subordinate Voting Share.

OUTSTANDING RESTRICTED SHARE UNITS (“RSUs”)

As at		The date of this MD&A	June 30, 2024
RSUs	(Note 1)	11,415,000	1,700,000

Note:

(1)	RSUs are convertible into one Subordinate Voting Shares or payable in cash.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related parties consist of directors, executive officers, and companies owned in whole or in part by those individuals. Transactions are measured at the exchange amount, which is the amount agreed to by the parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and senior officers.

12

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

The following salaries, fees, and expenses were incurred:

	For the period ended
	June 30,
	2024	2023
Management fees	$25,000	$-
Management salaries and benefits included in personnel expenses	305,751	271,537
Share-based payments	(102,741)	315,485
	$228,010	$587,022

The following management members incurred in the salaries and management fees:

	Period ended
	June 30,
	2024	2023
Management salaries, Chief Executive Officer and Founder	97,811	81,565
Management salaries, President and Founder	82,683	71,225
Management salaries, Chief Financial Officer	67,079	61,650
Management salaries, Chief Operating Officer	58,178	57,097
Management fees, Chair of the Board of Directors	25,000	-
Total	$330,751	$271,537

Included in accounts payable and accrued liabilities at June 30, 2024 were amounts totaling $46,006 (March 31, 2024 – $21,073) due to Jay Samit, director of the Company, for services provided as Chairman Emeritus and International Director of Global Partnerships.

Included in due from related parties at June 30, 2024 were amounts totaling $2,099,164 (March 31, 2024 - $1,937,270) due from companies controlled by key management personnel, and a loan granted to one member of the management of the Company. These amounts are unsecured, interest-free, and settlement generally occurs in cash.

-	$1,037,102 (March 31, 2024 - $954,150) was paid as pre-payment of royalties owing to Cyberlab, LLC (“Cyberlab”), an entity controlled by Dan Mapes, President and a director of the Company. Such royalties are payable and due upon the commercialization of spacial domains. This amount is unsecured, interest-free, and settlement generally occurs in cash.
-	$996,342 (March 31, 2024 - $918,184) was paid as advances to support the Spatial Web Foundation, an entity controlled Gabriel Rene, CEO and a director of the Company. The Spatial Web Foundation is currently developing standards for the ethical interoperability between augmented and virtual reality, which the Company considers essential for the proper development of Web 3.0. This amount is unsecured, interest-free, and settlement generally occurs in cash.

Also, included in the amounts due from related parties, is a loan of $65,720 (March 31, 2024 - $64,936) to a key member of the management team that is unsecured and has an annual interest rate of 5% and requires principal and interests to be paid in full by May 1, 2033. No repayments were made in the period ended June 30, 2024.

-	This amount was advanced to Michael Wadden, Chief Commercial Officer of the Company, as a loan to allow Mr. Wadden to discharge taxes owing in connection with equity compensation granted by the Company. This loan is unsecured and has an annual interest rate of 5% and requires principal and interests to be paid in full by May 1, 2033. No repayments were made in the year ended March 31, 2024.

On December 15, 2023, the Company granted 489,506 stock options to the Chief Financial Officer (439,506) and the Chief Operating Officer (50,000) of the Company with an exercise price of CAD$1.35, expiring in 5 years, where 439,506 stock options are vested on the grant date, based on previous commitments, and 6.25% every subsequent quarter. The stock options were fair valued at $374,011 of which $2,363 (June 30, 2023 - $nil) is recognized in the current quarter using the Black-Scholes option pricing model (Note 7).

13

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

At June 30, 2024, the RSUs granted to a director were valued at a fair value of $(105,104) (June 30, 2023 - $198,703) based on the market price of one Class A share on revaluation date.

At June 30, 2024, the stock options granted to the directors recognized as an expense using the graded vesting method over the vesting period is $Nil (June 30, 2023 - $116,782).

USE OF PROCEEDS FROM PREVIOUS FINANCINGS

The Company is primarily focused on developing Genius™, an intelligence-as-a-service smart software platform, which absorbed the Company’s previous KOSM™and KOSM Exchange products, and the business is based on the idea of the “Spatial Web” – an open, hyper-connected, context-aware, governance-based network of humans, machines and intelligent agents. The Use of Proceeds schedule published in the Company’s Form 45-106F19 (Offering Document under the Listed Issuer Financing Exemption) filed in connection with the overnight marketed offering of units of the Company which completed on July 6, 2023 (the “LIFE Offering”), identified individual development targets which has been consolidated into a singular development category.

Intended Use of Proceeds of July 2023 Private Placement		Actual Use of Proceeds from July 2023 Private Placement	(Over)/under expenditure
Description	CAD$	CAD$	CAD$
Development and further adoption of Spatial Web Protocols	1,185,000
Developing KOSM spatial web operating system and selected applications (GIA)	6,440,000	18,907,912	(9,417,912)
Research and development of active inference and deep learning models	1,865,000
Sales and marketing for customer acquisition, branding, and public relations	3,730,000	3,577,748	152,252
Investor relations	1,020,000	1,433,873	(413,873)
General and administrative	4,754,500	6,253,140	(1,498,640)
Unallocated working capital	2,110,500	-	2,110,500
Total	21,105,000	30,172,673	(9,067,673)

The Company raised CAD$3,090,443 more than anticipated in the LIFE Offering, in addition to CAD$3,250,783 in warrants and options exercised between July 1, 2023 and July 2, 2024, and net proceeds of CAD$7,667,410 from the 2024 Special Warrants Financing. Combined, these differences added $14,008,636 to the Company’s expected working capital. As a result, the Company adjusted its original anticipated development and sales and marketing timeline which decreased the expected timeframe for launching Genius™ Beta to its partners.

The Company has invested $18,907,912 on the development of the GeniusTM Beta, representing 199% of the original combined three prior development categories. This is directly attributable to the Company expediting development.

14

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

The Company has invested $3,577,748 on sales and marketing, representing 96% of the original intended use of proceeds. This is directly attributable to launching the Genius™ Beta earlier than anticipated.

The Company has invested $1,433,873 on investor relations, representing 141% of the original intended use of proceeds. This increase is a result of sourcing additional capital and identifying capital raising opportunities, including cross listing on international exchanges in European markets.

The Company invested $6,253,140 on general and administrative expenses, representing 131% of the original intended use of proceeds. This is consistent with the expenditures listed above.

The Company continues to rely on the continuation of its agreements and investor support to generate sufficient cash and cash equivalents to maintain capacity, satisfy short and long term capital requirements, and meet planned growth objectives. The Company’s decision to expedite development has resulted in the Company meeting its objective to launch GeniusTM Beta to its partners earlier than expected. The expediting of the launch of Genius is also expected to result in the available funds depleting sooner than anticipated, and the Company intends to offset this difference with additional cash generation from its capital raising initiatives.

CRITICAL ACCOUNTING ESTIMATES

●	Equipment – The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of equipment.

●	Recoverability of accounts receivable, contracts assets, and unbilled revenues, and allowance for credit loss – The Company provides an allowance for the expected credit losses based on an assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable at initial recognition based on the probability of default by the customers. Management analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in customer payment terms when making a judgment to evaluate the adequacy of the allowance for expected credit losses. Where the expectation is different from the original estimate, such difference will impact the carrying value of accounts receivable.

●	Share-based payments – The fair value of stock options granted and compensatory warrants are measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the option, expected volatility, expected life of the options, expected dividends, and the risk-free rate. The Company estimates volatility based on its historical share price or historical share price of comparable companies, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the entities’ expected share price volatility. The expected life of the options and warrants is based on historical experience and general option holder behavior. Dividends were not taken into consideration as the Company does not expect to pay dividends.

●	Convertible debenture – The convertible debenture included an option which can be settled in the Company’s Subordinate Voting Shares. Therefore, the value of the convertible debenture was separated into its liability and equity components on the consolidated statements of financial position. The liability component is initially recognized at fair value, calculated at the net present value of the liability based upon non-convertible debt issued by comparable issuers and accounted for at amortized cost using the effective interest rate method. The effective interest rate used is the estimated rate for non-convertible debt with similar terms at the time of issue.

15

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

●	Right-of-use asset and lease liability – The right-of-use asset and lease liability is measured by discounting the future lease payments at incremental borrowing rate. The incremental borrowing rate is an estimated rate the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

●	Income tax – Income tax expense is comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

FINANCIAL INSTRUMENTS

As of June 30, 2024, the Company’s financial instruments consist of cash, accounts receivable, due from related parties, accounts payable and accrued liabilities, restricted share unit liability, promissory notes, provision for legal claim, and loans payable.

IFRS 13 Fair Value Measurement establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. IFRS 13 prioritizes the inputs into three levels that may be used to measure fair value:

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.
●	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
●	Level 3 – Prices or valuation techniques that are not based on observable market data and require inputs that are both significant to the fair value measurement and unobservable.

The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

The fair value of cash, accounts receivable, due from related parties, accounts payable, promissory notes, provision for legal claim, and loans payable are measured using Level 1 inputs, the fair value of restricted share unit liability and convertible debentures are measured using Level 2 inputs.

The carrying value of the Company’s other financial instruments approximate their fair values due to their short-term maturities.

16

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

There were no transfers between the levels of the fair value hierarchy during the period.

As of June 30, 2024	Level 1	Level 2	Level 3	Total
Assets:
Cash	$9,798,826	$-	$-	$9,798,826
Due from related parties	$2,099,164	$-	$-	$2,099,164
Liabilities:
Accounts payable and accrued liabilities	$4,641,764	$-	$-	$4,641,764
Convertible Debenture	$-	$5,423,924	$4,753,989	$10,177,913
Provision for legal claim	$6,307,258	$-	$-	$6,307,258
Restricted share unit liability	$-	$460,799	$-	$460,799
Loans payable	$140,285	$-	$-	$140,285

As of March 31, 2024	Level 1	Level 2	Level 3	Total
Assets:
Cash	$892,727	$-	$-	$892,727
Accounts receivable	$100,000	$-	$-	$100,000
Due from related parties	$1,937,270	$-	$-	$1,937,270
Liabilities:
Accounts payable and accrued liabilities	$2,865,002	$-	$-	$2,865,002
Promissory notes	$2,000,000	$-	$-	$2,000,000
Provision for legal claim	$6,307,258	$-	$-	$6,307,258
Restricted share unit liability	$-	$576,214	$-	$576,214
Loans payable	$140,904	$-	$-	$140,904

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The financial instrument that potentially subjects the Company to concentrations of credit risk consists principally of cash, accounts receivable, and due from related parties. To minimize the credit risk, the Company places its cash with large financial institutions.

Amounts due from related parties of $2,099,164 (March 31, 2024 - $1,937,270) are due from companies controlled by key management personnel and as such, credit risk is assessed as low. As of March 31, 2024, management assessed that there is no need to provide a credit loss allowance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations, cash holdings, and anticipated future financing transactions.

17

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

Contractual cash flow requirements as of June 30, 2024, were as follows:

	<1 year $	1-2 years $	2-5 years $	>5 years $	Total $
Accounts payable and accrued liabilities	4,641,764	-	-	-	4,641,764
Convertible debenture	-	10,071,802	-	-	10,071,802
Loans payable	7,752	7,752	23,256	101,525	140,285
Total	4,649,516	10,079,554	23,256	101,525	14,853,851

As of June 30, 2024, the Company had working capital deficit of $9,320,085 (March 31, 2024 - $7,270,243)

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets denoted in Euros and Canadian dollars, and is therefore exposed to exchange rate fluctuations. As of June 30, 2024, the Company had the equivalent of $488,921 (March 31, 2024 - $552,476) net financial liabilities denominated in Canadian dollars and $34,011 (March 31, 2024 - $117,648) in net financial assets denominated in Euros.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The interest earned on cash balances approximate fair value rates, and the Company is not subject to significant risk due to fluctuating interest rates. As of June 30, 2024, the Company does not hold any liabilities that are subject to fluctuations in market interest rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

SIGNIFICANT PROJECTS NOT GENERATING REVENUE

The Company launched a private beta program of Genius (including Genius Agents and Genius Core) in early 2024 with ten partners, all of whom the Company had an existing business relationship with. The Company has launched the public beta program for a broader number of developers for the second half of 2024. This public beta program is expected to include enhanced functionalities and is intended to help the Company increase its potential customer base, while refining its product offerings in anticipation of the full launch of Genius. Further information regarding the projected costs and anticipated timing are explained in the Use of Proceeds From Previous Financings section.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information included in the consolidated financial statement and this MD&A is the responsibility of management, and their preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of expenses during the reported period. Actual results could differ from those estimates.

RELIANCE ON KEY PERSONNEL

The success of the Company will be largely dependent upon the performance of its management and key employees and contractors. In assessing the risk of an investment in the shares of the Company, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the proposed management of the Company.

18

VERSES AI INC.
Management’s Discussion and Analysis
As of August 14, 2024

CONFLICTS OF INTEREST

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies. As a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The BCBCA provides that in the event that a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose his or her interest in such contract or agreement and a director must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. To the knowledge of the management of the Company, as at the date of this MD&A, there are no existing or potential material conflicts of interest between the Company and a director or officer of the Company, except as otherwise disclosed in this MD&A.

DIVIDENDS

To date, the Company has not paid any dividends on its outstanding Subordinate Voting Shares. Any decision to pay dividends on the shares of the Company will be made by the Board of Directors on the basis of the Company’s earnings, financial requirements and other conditions.

LIMITED OPERATING HISTORY

The Company was incorporated in November 2020 and has yet to generate a profit from its activities. The Company will be subject to all of the business risks and uncertainties associated with any business enterprise, including the risk that it will not achieve its growth objective. The Company anticipates that it may take several years to achieve positive cash flow from operations. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

OTHER RISK FACTORS

The Company is subject to a number of other risks and uncertainties and is affected by several factors which could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Company’s securities. The risks and uncertainties which management considered the most material to the Company’s business are described in the section entitled, “RISK FACTORS” of the Company’s Annual Information Form filed on SEDAR on July 2, 2024.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified by securities regulations and that the information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have each delivered a certificate in form provided for in 52-109F2 - Certification of Interim Filings with respect to the Company’s DC&P and ICFR and the financial information contained in the consolidated financial statements for the period ended June 30, 2024 and this accompanying MD&A.

Changes in internal control over financial reporting

Since adoption on November 1, 2021, and during the period beginning on April 1, 2024 and ended on June 30, 2024, there have been no changes in the Company’s ICFR that have materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

ADDITIONAL INFORMATION

Additional information about the Company, including the financial statements, is available on the Company’s website at https://www.verses.ai and on SEDAR+ at www.sedarplus.ca.

19